UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Select Medical Holdings Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
81619Q105
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81619Q105

1.	Name of Reporting Person	Welsh, Carson, Anderson & Stowe IX, L.P.
	I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	29,235,659
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	29,235,659
	8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	29,235,659
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	20.8%
12.	Type of Reporting Person	PN

CUSIP No. 81619Q105

1.	Name of Reporting Person	WCAS Capital Partners IV, L.P.
	I.R.S. Identification No. of Above Person (Entities Only) Voluntary
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	1,310,085
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,310,085
	8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,310,085
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	0.9%
12.	Type of Reporting Person	PN

CUSIP No. 81619Q105
Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on January 25, 2010 and Amendment No. 1 thereto filed on January 16, 2013 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

Item 4.                 Ownership.

Item 4 is hereby amended and restated as follows:

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 2 to Schedule 13G.  The ownership percentages are based on 140,260,968  shares of Common Stock outstanding as of December 31, 2013, as provided to the Reporting Persons by the Issuer.

In addition, WCAS Management Corporation, a Delaware corporation, which is an entity affiliated with the Reporting Persons, beneficially owns 12,656 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 81619Q105
SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2013

WELSH, CARSON, ANDERSON & STOWE IX, L.P.
By:	WCAS IX Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact
WCAS CAPITAL PARTNERS IV, L.P.
By:	WCAS CP IV Associates LLC, its general partner
By:	/s/ David Mintz
Attorney-in-Fact